FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: February 17, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Revision of Forecast of Financial Results for the Complete Fiscal Year Ending March 31, 2004

[Translation]

February 16, 2004

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange,
The First Section of the Osaka Securities Exchange)

Person for inquiry:	Hideki Ishida
Managing Executive Officer
General Manger of Corporate Finance Division
(Tel: 075-604-3500)

Revision of Forecast of Financial Results

for the Complete Fiscal Year Ending March 31, 2004

This is to advise you that the forecast of financial results for the complete fiscal year ending March 31, 2004 (from April 1, 2003 to March 31, 2004), which was published on October 28, 2003, is revised as set forth below, taking into consideration the recent performance of the Company:

1.	Revision of forecast of consolidated financial results for this fiscal year

(April 1, 2003 to March 31, 2004)

(in millions of yen)

	Net Sales	Income before Income Taxes	Net Income
Forecast previously published (A) (Published on October 28, 2003)	1,140,000	79,000	50,000
Revision made (B)	1,140,000	104,000	64,000
Amount of increase or decrease (B – A)	—	25,000	14,000
Ratio of increase or decrease (%)	—	31.6	28.0
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2003)	1,069,770	76,037	41,165

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2.	Revision of forecast of non-consolidated financial results for this fiscal year

(April 1, 2003 to March 31, 2004)

(in millions of yen)

	Net Sales	Recurring Profit	Net Income
Forecast previously published (A) (Published on October 28, 2003)	510,000	56,500	38,000
Revision made (B)	495,000	55,000	53,000
Amount of increase or decrease (B – A)	-15,000	-1,500	15,000
Ratio of increase or decrease (%)	-2.9	-2.7	39.5
(c.f.) Results for previous fiscal year (Annual Period ended March 31, 2003)	482,834	54,685	27,923

3.	Reason for Revision

Consolidated Results:

Due to continued appreciation of the yen against the U.S. dollar, the adverse effect therefrom will be larger than announced in the previous forecast (as of October 28, 2003). The increase in sales of electronic devices and semiconductor parts related to digital home electronic appliances, personal computers and mobile handsets, however, is expected to be larger than expected at the time of the previous forecast and, in addition, sales of mobile handsets of a North American subsidiary also will be larger than forecast at the time of the original announcement. As a result, net sales are expected to achieve the amount previously forecast.

In terms of profit, profitability of the overall component business showed more improvement than originally expected, and profits from businesses related to components will exceed expectations as of the time of the previous forecast. In addition, profit in the amount of approximately 20 billion yen will be recorded during this fiscal year due to the return of a substitutional portion of the employees’ pension fund. As a result, income before income tax is expected to be 104 billion yen, exceeding the amount previously forecast by 25 billion yen, and net income is expected to be 64 billion yen, exceeding the amount previously forecast by 14 billion yen.

Non-consolidated Results:

Due to the adverse effect of the appreciation of the yen, and due to sales in Equipment Group businesses below those previously forecast, non-consolidated net sales will be below the amount previously forecast. In terms of profit on a non-consolidated basis, however, due to the return of a substitutional portion of the employees’ pension fund, which will result in an extraordinary profit in the amount of approximately 32 billion yen, net income will be 53 billion yen, exceeding the forecast previously announced.

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Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates between the yen and currencies in which we make significant sales, particularly the U.S. dollar and the Euro; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronics components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and acts of terrorism, outbreaks or epidemics such as SARS or other factors that may disrupt our markets or our supply chain. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

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